Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
LAKEWOOD, NEW JERSEY 08701

August 17, 2010

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-52610

Dear Mr. Gordon:

Reference is made to the comment of the staff of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “Lightstone”), in your letter dated July 27, 2010 (the “Comment Letter”).

This letter is to respond to your comments and questions.   For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Bruce L. Gordon	August 17, 2010
United States Securities and	Page 2 of 2
Exchange Commission

Form 8-K Filed March 30, 2009

1.
We note your response to comment 3 in your response letter dated July 12, 2010.  Please file the required Rule 3-05 financial statements of Prime Retail Outlets Acquisition Company, LLC as soon as possible.

The Company is in the process of completing the required Rule 3-05 financial statements of Prime Retail Outlets Acquisition Company, LLC.  At this time, the Company expects that these financial statements will be filed no later than November 30, 2010.   Once filed, we will contact you directly to notify you of the filing.

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Thank you very much for your prompt review of these materials.

 Please call me at (212) 616-9975 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

/s/ Donna Brandin

Donna Brandin
Chief Financial Officer and Principal Accounting Officer

cc:	Mr. Eric McPhee (Staff)
Mr. David Lichtenstein (Lightstone)